

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2015

Joseph W. Dziedzic
Chief Financial Officer
The Brink's Company
P.O. Box 18100
1801 Bayberry Court
Richmond, VA 23226-8100

> **Re: The Brink's Company**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed March 5, 2015**
> **File No. 001-09148**

Dear Mr. Dziedzic:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2014

Item 6. Selected Financial Data, page 19

1. We note your presentation of operating profit, income from continuing operations, and diluted EPS – continuing operations within the non-GAAP basis portion of your selected financial data. Please revise the titles of non-GAAP financial measures here and throughout the filing to reflect their adjusted nature to ensure that they are not confused with GAAP financial measures with the same or similar titles. Please refer to Item 10(e)(ii)(E) of Regulation S-K.

Note 1: Summary of Significant Accounting Principles, page 69

2. We note per page 3 in your Business section that you incur costs when preparing to serve a new customer or to transition away from an existing customer. Please tell us the nature of these costs, the amount of costs incurred during the year ended December 31, 2014,

and how you account for such costs. If material, please provide your policy for the treatment of these costs.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Theresa Messinese at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. You may also contact me at 202-551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief